Energy Focus, Inc.
32000 Aurora Road, Suite B
Solon, OH 44139
November 29, 2018
VIA EDGAR
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:    Energy Focus, Inc.
Registration Statement on Form S-3
Filed November 7, 2018
File No. 333-228255
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energy Focus, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 4:30 p.m., Eastern time, on December 4, 2018 or as soon thereafter as practicable.
Please contact Janet Spreen of Baker & Hostetler LLP at (216) 861-7564 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

Energy Focus, Inc.

By: _/s/ Jerry Turin
Jerry Turin
Chief Financial Officer